Exhibit p

FOREFRONT PARTNERS, LLC

590 Madison Avenue

New York, New York 10022

September 10, 2014

Forefront Income Trust

590 Madison Avenue

New York, New York 10022

Re: Purchase of Investment Shares

Gentlemen:

We are purchasing from you today 10,000 common shares of beneficial interest, $0.01 par value, of Forefront Income Trust, at a price of $10.00 per share, for an aggregate price of $100,000, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of your shares.

We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

Very truly yours,

Forefront Partners, LLC

By:	/s/ Bradley Reifler_____________________
Bradley Reifler
Chief Executive Officer